Exhibit 99.1

Huadi International Group Co., Ltd. Has Entered into Strategic Partnership with China Huanqiu Contracting & Engineering Co., Ltd. on Stainless Steel Seamless Pipe Supply

BEIJING, Jan. 19, 2023 (GLOBE NEWSWIRE) -- Huadi International Group Co., Ltd. (“HUDI” or the “Company”) (NASDAQ: HUDI), a leading developer and manufacturer of industrial stainless steel seamless pipes and tubes products in China, today announced that the Company has entered into strategic partnership agreement (the “Agreement”) with China Huanqiu Contracting & Engineering Co., Ltd. (“Huanqiu”), a construction contractor of China National Petroleum Corporation (“CNPC”), the world’s third largest oil and gas company. HUDI has been awarded and nominated as Huanqiu’s first-tier supplier of stainless steel seamless pipes and tubes.

Pursuant to the Agreement, HUDI will supply stainless steel seamless pipes and tubes to Huanqiu and its affiliated subsidiaries as part of Huanqiu’s procurement process for contracted construction projects.

Mr. Di Wang, Chairman of the Company commented: “The new engagement with Huanqiu is an award in recognition of our outstanding product, technology and quality and ability to carry out large-scale projects that address the critical need by world’s leading oil and gas companies such as CNPC. Our successful track record demonstrating the value of our advanced product supply and dealer network within the industry increases clients’ confidence in our ability to consistently deliver the best quality products. This Agreement has earned us recognition as a large-scale stainless steel seamless pipes and tubes projects supplier. We are extremely excited about this opportunity at the beginning of 2023 and will keep the momentum going.”

About Huadi International Group Co., Ltd.

Huadi International Group Co., Ltd. is a leading manufacturer of industrial stainless steel seamless pipes and tubes products with extensive distribution facilities and network for over twenty provinces in China and across international steel pipes industry. It offers a broad range of products exported to twenty countries and regions such as United States, Mexico, Thailand, Australia, Argentina, Taiwan, India, the Philippines, UAE and Canada. Its products are widely used in the oil & gas transmission, chemistry engineering, food processing, medical devices, aeronautics and astronautics, boiler, irrigation works construction, electricity, automobile, naval architecture, paper mill and mechanical industries. For more information about the Company, please visit: http://www.huadi.cc.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

The Company:

IR Department

Email: IR@huadigroup.com

Investor Relations:

Wealth Financial Services LLC

Email: services@wealthfsllc.com